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                            August 4, 2020

       Keith Anderson
       Chief Financial Officer
       American Well Corp
       75 State Street, 25th Floor
       Boston, MA 02109

                                                        Re: American Well Corp
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 21,
2020
                                                            CIK No. 0001393584

       Dear Mr. Anderson:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement Submitted July 21, 2020

       Our business could be adversely affected by legal challenges, page 47

   1. We note your response to prior comment 5. Please revise the registration statement to include the
supplemental information provided in your response about the impact of relaxed restrictions on
telehealth services.
       Healthcare Innovators, page 111

   2. We note your response to prior comment 9 and re-issue in part. If, as noted in your response, you do not
have any material agreements with healthcare innovators, please
 Keith Anderson
American Well Corp
August 4, 2020
Page 2

      revise your disclosure to more clearly reflect the significance to your business of your relationships with these innovators.
Physicians and Healthcare Professionals, page 132

3. We note that in response to our prior comment 12 you state that the Business Support
      Agreements with AMG-affiliated entities are internal to the Company, and therefore you do not have to file such agreements. Please tell us why you believe Item 601(b)(10)(ii)(B) does not require you to file contracts with consolidated subsidiaries.
      Please also tell us why you believe you are not required to file any material contracts with
      AMG-affiliated entities pursuant to Item 601(b)(10)(i). In the alternative, please file the
      Business Support Agreements, and any other material agreements with the AMG-
      affiliated entities, as exhibits to the registration statement.
       You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameKeith Anderson
                                                            Division of
Corporation Finance
Comapany NameAmerican Well Corp
                                                            Office of Trade &
Services
August 4, 2020 Page 2
cc:       Michael Kaplan
FirstName LastName